Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94701	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: AutoZone, Inc (AZO)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

AutoZone, Inc (AZO)
Vote Yes: Item #4 – Shareholder Proposal on Climate Transition Plan Reporting

Annual Meeting: December 15, 2021

 CONTACT: Danielle Fugere | dfugure@asyousow.org

SUMMARY

Climate-related financial risks continue to intensify and pose material threats for companies. 2020 set a new record for billion-dollar weather and climate disasters in the U.S. with a total of $95.8 billion of costs associated with storms, cyclones, wildfire, and drought.1 Beyond physical risks, companies are exposed to increasingly costly policy, technology, and reputational risks associated with failing to transition to a low carbon economy.2 The U.S. Commodity Futures Trading Commissions states that climate change poses a major risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risks are essential to ensure that these risks are measured and managed effectively.3

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1 https://www.ncdc.noaa.gov/billions/summary-stats/US/2020

2 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf pg 6

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf pg 1

2021 Proxy Memo AutoZone, Inc | Shareholder Proposal on Climate Transition Plan Reporting

To address climate-related financial risks, investors seek clear, consistent, and credible net zero by 2050 transition plans from companies. BlackRock’s CEO writes that, “there is no company whose business model won’t be profoundly affected by the transition to a net zero economy” and that investors “are asking companies to disclose a plan for how their business model will be compatible with a net zero economy.”4 In response to the need to establish robust transition plans, the Climate Action 100+ initiative, a coalition of over 60 investors with over $60 trillion in assets, has developed the Net Zero Company Benchmark outlining metrics of climate accountability including a net zero goal; Paris-aligned interim greenhouse gas (GHG) reduction targets aligned with net zero; an action plan to achieve decarbonization targets; and linking GHG reduction to executive compensation, among others. Major companies are now producing, or plan to produce, climate transition plans including Unilever, Moody’s, S&P Global, Shell, and Nestlé, among others.5 Across the market, over 950 companies have joined the “Business Ambition for 1.5°C” to commit to setting net zero GHG reduction targets in line with a 1.5 degrees Celsius future.6

AutoZone currently lacks enterprise wide GHG reduction goals and a clear strategic plan and commitment to reduce its GHG emissions in alignment with the Paris Agreement’s 1.5 degree Celsius goal. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

1.	AutoZone has failed to set long term, enterprise wide, GHG reduction goals for its full scope of emissions, or commit to doing so in the future.

The Company discloses a short-term target to reduce Scope 1 and 2 heat and electricity-related emissions from its U.S. businesses by 15% by 2025 (from a 2019 baseline). This short term goal, while a start toward reducing its greenhouse gas emissions, is insufficient and does not meet investors’ clear expectations for achieving global net zero goals. First, the goal does not cover the full range of its operational and product related emissions. The company’s short-term goal is limited to AutoZone’s “U.S. business,” leaving the entirety of its remaining global enterprise emissions unaddressed, including the company’s employment of 10,000 people in Mexico and Brazil.7 Its targets also do not cover the full range of AutoZone’s operational emissions including, for example, its vehicle fleets. AutoZone’s short term targets also do not address the company’s Scope 3 supply chain emissions, which are likely significant but remain unclear as the Company does not yet report its Scope 3 emissions, leaving investors to guess at the extent of these emissions.

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4 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

5 https://www.sayonclimate.org/supporters/

6 https://sciencebasedtargets.org/business-ambition-for-1-5c

7 https://investors.autozone.com/static-files/51a24a31-c242-493b-b66a-9fc5faa45c8a pg. 10

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2021 Proxy Memo AutoZone, Inc | Shareholder Proposal on Climate Transition Plan Reporting

2.	AutoZone is out of step with investor expectations that companies demonstrate how their business model will be compatible with a net zero economy.

A failure to set medium and/or long term GHG reduction goals increases the likelihood that the Company is not meaningfully considering and reducing its GHG emissions in alignment with Paris goals. Without a long-term, net zero greenhouse gas goal and aligned interim targets, it is unlikely that the Company’s operational decisions appropriately factor climate considerations into decisions such as which product lines to develop and carry, what suppliers to contract with, what buildings to lease or buy, and what equipment or vehicles to purchase, with the consequential likelihood of locking in harmful emissions that could be avoided through long term planning. The Company states it has “partnered with both an existing global energy management specialist and an ESG specialist, and we are collaborating to develop and act on specific short-, medium- and long-term sustainability goals including, for example, greenhouse gas (GHG) reduction targets.” This is a step forward, but the commitment for setting “sustainability” goals that “include[e] for example GHG reduction targets” is less than clear in its effect. The Company fails to provide essential details on the outcomes from this process: there is no criteria for setting climate-related targets in alignment with the Paris Agreement’s 1.5 degree goal; there is no clarity as to whether targets will be enterprise wide or will otherwise cover all other aspects of the Company’s operations associated with Scopes 1 and 2; there is no specificity as to whether Scope 3 supply-chain emissions will be measured, disclosed, or covered in Company targets; and, finally, there is no timeline reported for developing and disclosing such targets.

While the actions the company discusses in its sustainability report show the Company is taking various actions to reduce GHG emissions, most appear limited in location and in scale. The Company’s disclosures and stated plans are thus insufficient for shareholders to assess their adequacy across its enterprise, either now or in the future.

In setting clear, 1.5 degree Paris aligned goals and disclosing a transition plan, AutoZone can provide investors with assurance that management is reducing its full climate impact, building on climate-related opportunities, and addressing growing climate risk, including a radically changing landscape for vehicles.

3. AutoZone has fallen behind its peers in establishing company-wide, net zero emission reduction goals across its full range of operations. Through the Science Based Targets Initiative 2,062 companies are setting Paris-aligned reduction actions. Of these companies 1,006 have developed science-based well below 2 degree targets and 965 companies have committed to 1.5 degrees aligned targets. In addition, CarMax has committed to become Net Zero by 2050 and Bed, Bath, and Beyond has committed to Net Zero by 2040. A recent study found that at least one fifth of the world’s 2,000 largest publicly listed companies have established, or committed to establish, a net zero GHG reduction target.8 AutoZone lags these peers by failing to establish enterprise wide, Scopes 1-3, GHG reduction targets aligned with the Paris Agreement’s 1.5 degree target.

4. AutoZone has failed to address key climate benchmarking metrics such as the Climate Action 100+ Net Zero Company Benchmark, the Science Based Targets Initiative, or the Task Force on Climate-related Financial Disclosures (TCFD). AutoZone has not yet reported against the Climate Action 100+ Net Zero Company Benchmark indicators, including providing short, medium, and long term GHG reduction targets; disclosing actions to achieve GHG reduction efforts; detailing company efforts to decarbonize capital allocations; or report on other Benchmark indicators. The requested disclosures in the Proposal of reporting on short, medium and long term GHG reduction goals aligned with 1.5 degrees Celsius are indicators 1 to 5 of the Net Zero Benchmark. These indicators set forth the basic metrics of accountability that investors rely on to assess the sufficiency of a company’s climate-related actions.

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8 https://www.forbes.com/sites/dishashetty/2021/03/24/a-fifth-of-worlds-largest-companies-committed-to-net-zero-target/?sh=4218c45a662f

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2021 Proxy Memo AutoZone, Inc | Shareholder Proposal on Climate Transition Plan Reporting

The Company has, alternatively, not set GHG reduction targets aligned with the Science Based Targets initiative to limit global warming to 1.5 degrees Celsius. The Company also fails to report on the recommended disclosures of TCFD.

RESPONSE TO AutoZone’s BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company claims that the proposal is unnecessary and cites disclosures that, while recognizing the existence of GHG related concerns, leave the Proposal’s core concerns unaddressed.

The Company provides generalized information on activities it has and is taking to reduce greenhouse gas emissions, including “lighting and heating upgrades in its buildings”, “increasing fleet fuel economy,” the “acquisition of renewable energy” – and it highlights future actions it may take. This, however, does not fulfill the essential objective of the Proposal, as was demonstrated when Proponent withstood the Company’s No-Action challenge making the same argument.9 The information requested in this Proposal will help ensure that the Company’s climate impact is reduced at the scope and rate dictated by science and that climate transition risks to the Company are reduced. The essential objective of the Proposal is not addressed by partial reporting, potential actions, and GHG reduction goals that do not cover the full scope of the enterprise’s emissions, nor align with the Paris Agreement’s 1.5 degree, net zero goal.

The Company argues that it is irresponsible to commit to the requested Proposal action without first conducting the necessary foundational steps.

The resolution provides for reporting within a year’s time and asks for yearly progress updates thereafter. Thus, sufficient time is provided for AutoZone to set goals and make a broad plan for achieving them. At this time, investors are aware that no Company knows exactly how it will achieve net zero by 2050 emissions goals, but setting such targets are necessary to achieving them. It is only by setting ambitious targets and striving to meet them that we will have a chance of avoiding catastrophic global climate impacts.

CONCLUSION

We urge you to vote “Yes” on this Shareholder Proposal asking AutoZone to report on how the Company will develop a Climate Transition Plan and goals to align its emissions with the Paris Agreement’s Net Zero goal to maintain global temperature rise at 1.5 degrees Celsius.

For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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9 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/asyousowautozone101221-14a8.pdf

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2021 Proxy Memo AutoZone, Inc | Shareholder Proposal on Climate Transition Plan Reporting

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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